
September 20, 2010

Joel Felix
President and Secretary
LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

> **Re:** **LJM Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed August 23, 2010**
> **File No. 333-169014**

Dear Mr. Joel Felix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you disclose throughout the filing that you are only registering the issuance of shares in the State of Colorado. Please state this fact on the cover page of the prospectus. Please clarify the reason the company has selected to only register in the State of Colorado given its incorporation in Nevada and working interest in Oklahoma. In the alternative, revise the registration statement to indicate where the securities will be offered.

2. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." See Release No. 33-6932 (April 28, 1992). Please provide us with an analysis as to why you are not a blank check company and subject to the requirements of Rule 419. In your response, please disclose your

specific business plan. While you state that your business plan is "to acquire working interests in oil and gas properties for exploration, appraisal and development," disclose the specific properties you are seeking. Tell us your specific plans, including:

- the experience of your sole officer and directors in executing your business plan of acquiring working interests in oil and gas properties for exploration, appraisal and development,
- how your sole officer and director became involved with the Magnolia Prospect and whether your sole officer and director has visited the Magnolia Prospect, or expects to visit the Magnolia Prospect in the near future,
- the amount of resources currently on hand, and after this offering,
- the amount of resources you expect to spend in the next 12 months to further your business plan,
- substantive steps taken in furtherance of a business plan, and
- the specific timelines for completing the plan, and the specific circumstances that would cause you to delay.

Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

3. Finally, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

4. We note your statement throughout the filing that, "the operator of the well and the Magnolia Prospect, believes that there are at least three infield drillable locations that can produce in paying quantities from three or more different formations in each well with potentially a life of more than thirty years." Please provide the basis for this statement.

5. We note the statement in reference to your undivided interest in the Magnolia Prospect to include interests in the oil and gas leases currently held by Mid-OK Energy Partners "in an area of mutual interest." Please revise to clarify what is meant by "in an area of mutual interest" to clearly establish the scope of your interest in the property.

Prospectus Summary, page 4

6. Please expand your discussion to clearly explain what is meant by a "three percent undivided working interest" in the Magnolia prospect. Disclose your obligations under your agreement, as well as what interests you have, such as an interest in the revenue stream or royalties or some other interest. Provide an estimate of your share of the total cost to drill the test well and to complete the test well. Disclose how you expect to earn money from this project and when you might expect production from this project. Disclose the other party or parties who have interests in the Magnolia prospect, and briefly discuss their financial resources available to develop this project. Finally, please file as exhibits all agreements relating to this prospect.

7. We note that in this section, you state that your anticipated funds for working capital will be used for the acquisition of additional working interests in oil and gas leases. In contrast, we note that your Use of Proceeds section indicates that working capital will be used to pay general administrative expenses, legal expenses and accounting expenses for the next twelve months without mentioning the use of working capital funds for the acquisition of other working interests in oil and gas. Please reconcile your disclosure to clearly indicate throughout the filing, the use of proceeds. In particular, specifically disclose the anticipated use of the proceeds allocated as working capital.

8. To the extent your anticipated use of proceeds does not include the acquisition of additional working interests in oil and gas leases, please revise your disclosure to clarify that this is not an activity anticipated by the company or indicate the source of funds that will be available outside this offering that will be used for this purpose.

Risk Factors, page 5

9. Include risk factor disclosure regarding your sole officer, director and employee's lack of experience in the oil and gas field. In your revision, disclose Mr. Felix's business background, which we note to be in the internet and real estate fields only.

Investors in this Offering Will Suffer Immediate and Substantial Dilution…, page 7

10. Please expand your risk factor disclosure to include the effect on investors if only 25% of the offered shares are sold.

Our Officers and Directors Are Engaged in Other Activities…, and We Depend On the Efforts and Abilities of Our Management…, page 7

11. You indicate that your director and officer may have additional responsibilities to provide management and services to other entities and that outside demands on your management's time may prevent him from devoting sufficient time to your operations. Specify the amount of time that your director and officer is able to dedicate to the company and its business.

Our Board of Directors Has the Authority, Without Stockholder Approval, to Issue Preferred Stock…, page 8

12. Please expand the risk factor to include the risks associated with Mr. Felix as the entire board of directors and his ability to issue preferred stock without shareholder approval, especially in the event the offering is not subscribed sufficiently to constitute a majority.

Because We May Be Subject to the "Penny Stock" Rules…, and We Lack a Public Market for Shares of Our Common Stock…, page 9

13.   Indicate whether you intend to apply for listing of its common stock on an exchange or for quotation of its common stock in the automated quotation system of a registered securities association.

Forward-Looking Statements, page 9

14.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, if you retain this section, please state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Use of Proceeds, page 10

15.   We note that your sole officer and director has agreed to contribute funds to pay some of the company's expenses in the event the offering is undersubscribed. Please describe and file any agreements between Mr. Felix and the company. See Item 601 of Regulation S-K.

Plan of Distribution, page 12

16.   We note that you indicate that the company can accept or reject any subscription agreements. Please indicate the reasons you would reject a subscription agreement.

17.   We note your statement that "[a]lthough Mr. Felix is an associated person of the company as that term is defined in Rule 3a4-l under the Exchange Act, she believes she will not be deemed to be a broker for the following reasons…." Please modify the pronouns to clearly indicate that your Rule 3a4-1 analysis was in reference to Mr. Felix.

Directors, Executive Officers, Promoters and Control Persons, page 13

18.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the your business and structure. See Item 401(e) of Regulation S-K.

Description of Business, page 14

19.   Please revise your disclosure in this section and throughout the filing to indicate the proportional share of drilling and completion costs estimated for the Magnolia Prospect. Further, indicate the projected timetable.

20.   We note your dependence on the operator of the well, Mid-OK Energy Partners. In light of the potential costs associated with the exploration and development of oil and gas wells, please indicate whether Mid-Ok Energy Partners has sufficient capital to pursue the exploration and development of the Magnolia Prospect in the event you are able to pay your proportional share of drilling and completion costs.

Liquidity and Capital Resources, page 17

21.   We note that you do not currently anticipate that you will need to raise additional capital in addition to the funds raised in this offering. In light of this statement, given your stated business plan of acquiring working interests in oil and gas properties, please indicate the types of properties you will be acquiring with the proceeds of the offering, at varying success levels of the offering. If the offering is unsuccessful or is of limited success, such as if you raise less than $75,000, clarify whether you will conduct other offerings to meet your capital needs.

22.   We note your statement that, "[i]f [you] raise more than $250,000 in this offering, [you] may need to [] purchase or lease additional equipment." Indicate what equipment you currently own or lease and state the purpose of owning or leasing your own equipment since your only property is a non-operating working interest.

Related Party Transactions, page 18

23.   Please revise to include the loan from your sole officer and director.

Market for Common Equity and Related Stockholder Matters, page 18

24.   We note your statement that you are not required to deliver an annual report to security holders. Please provide the basis for this statement given your reporting obligations after the registration statement is declared effective under Rule 15(d) of the Securities Exchange Act of 1934.

Executive Compensation, page 19

25.   Please include the 3 million shares issued to Mr. Felix in the summary compensation table, to tell us why it does not need to be included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Michael Muellerliele
        (949) 706-1470